# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: 674875105
Title of class of securities: Common Stock $0.0001 par value per share
Address of issuer's principal executive offices: PENDELIS 26, PALAIO FALIRO, ATHENS, Greece (J3), 175 64
Date of event which requires filing of this statement: 12/31/2025
Filed by CIK 0002100084
Persons authorized to receive notices and communications: Illia Polosukhin, 2700 Post Oak Blvd. Ste. 1500, Houston, Texas (TX), 77056, 650-960-5404

## Reporting persons
- Blackdragon Ventures LLC (CIK 0002100084): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,406,605; shared voting power 0; sole dispositive power 3,592,156; shared dispositive power 0; aggregate amount beneficially owned 3,592,156 (10.4% of the class)
- Illia Polosukhin: type of reporting person: individual (IN); citizenship or place of organization: Ukraine (2H); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tamara Polosukhina: type of reporting person: individual (IN); citizenship or place of organization: Ukraine (2H); source of funds: other (OO); sole voting power 3,406,605; shared voting power 0; sole dispositive power 3,592,156; shared dispositive power 0; aggregate amount beneficially owned 3,592,156 (10.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock $0.0001 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: PENDELIS 26, PALAIO FALIRO, ATHENS, Greece (J3), 175 64
Comment:
This Amendment No. 1 this Amendment amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission the SEC on December 16, 2025 the Original Schedule 13D and, as amended hereby, the Schedule 13D by Blackdragon Ventures, LLC, a Delaware limited liability company Blackdragon, and Illia Polosukhin, an individual Mr. Polosukhin, relating to the common stock, par value $0.0001 per share of Common Stock, of OceanPal Inc., a Marshall Islands corporation the Issuer or OceanPal.

This Amendment is being filed to report (i) the transfer of the membership interests in Blackdragon from Mr. Polosukhin to his mother, Tamara Polosukhina Ms. Polosukhina, and (ii) the addition of Ms. Polosukhina as a Reporting Person on this Schedule 13D. As a result of the transfer, Mr. Polosukhin is no longer the Managing Member of Blackdragon and no longer has voting or dispositive power over the securities held by Blackdragon. Ms. Polosukhina, as the new owner of the membership interests in Blackdragon, may be deemed to have sole voting and dispositive power over such securities.

Except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Blackdragon Ventures, LLC, a Delaware limited liability company
Illia Polosukhin, an individual Mr. Polosukhi; and
Tamara Polosukhina, an individual Ms. Polosukhina and, together with Blackdragon and Mr. Polosukhin, the Reporting Persons.

Ms. Polosukhina is the mother of Mr. Polosukhin. On December 31, 2025, Mr. Polosukhin transferred all of his membership interests in Blackdragon to Ms. Polosukhina. As a result of such transfer, Ms. Polosukhina is now the sole member of Blackdragon and has sole voting and dispositive power over the securities held by Blackdragon. Mr. Polosukhin is no longer the Managing Member of Blackdragon and no longer has voting or dispositive power over such securities.
Residence or business address: The business address of Blackdragon and Ms. Polosukhina is Av. 5 de Outubro, n146, 4 andar, 1050-061 Lisboa, Portugal. The address of Mr. Polosukhin is 2700 Post Oak Blvd, Suite 1500, Houston, TX 77056.
Present principal occupation or employment: The principal business of Blackdragon is investment activities. Ms. Polosukhina is retired and is not currently employed. Mr. Polosukhins principal occupation is entrepreneur and investor, including serving as Co-founder of NEAR Protocol.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Polosukhin is a citizen of Ukraine. Ms. Polosukhina is a citizen of Ukraine. Blackdragon is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 31, 2025, Mr. Polosukhin transferred all of his membership interests in Blackdragon to Ms. Polosukhina. No monetary consideration was paid in connection with such transfer. The transfer was effected for estate and family planning purposes. As a result of such transfer, Ms. Polosukhina acquired indirect beneficial ownership of the Common Stock and Pre-Funded Warrants held by Blackdragon.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Original Schedule 13D disclosed that Blackdragon anticipated completing an internal ownership transfer of its membership interests from Mr. Polosukhin to a family member. On December 31, 2025, such transfer was completed, and all membership interests in Blackdragon were transferred from Mr. Polosukhin to Ms. Polosukhina. The transfer was effected for estate and family planning purposes.

Mr. Polosukhin continues to serve as an advisor to SovereignAI Services LLC, a subsidiary of the Issuer, pursuant to the Business Advisor Agreement described in Item 6 below.

Except as set forth herein and in the Original Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Blackdragon beneficially owns an aggregate of 3,592,156 shares of Common Stock, consisting of
3,406,605 shares of Common Stock; and
185,551 shares of Common Stock issuable upon exercise of immediately exercisable Pre-Funded Warrants.

Based on 34,300,471 shares of Common Stock outstanding as reported in the Issuers Form 6-K filed November 29, 2025, plus the 185,551 shares issuable upon exercise of the Pre-Funded Warrants, these holdings represent approximately 10.4 percent of the Issuers outstanding Common Stock.

Ms. Polosukhina, as the sole member of Blackdragon, may be deemed to beneficially own the 3,592,156 shares of Common Stock beneficially owned by Blackdragon. Ms. Polosukhina disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

Mr. Polosukhin, as a result of the transfer of his membership interests in Blackdragon to Ms. Polosukhina, no longer beneficially owns any shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Blackdragon and Ms. Polosukhina each have sole voting power with respect to 3,406,605 shares of Common Stock and sole dispositive power with respect to 3,592,156 shares of Common Stock. Mr. Polosukhin no longer has voting or dispositive power over any shares of Common Stock. Ms. Polosukhinas beneficial ownership is entirely indirect through her ownership of Blackdragon.
Transactions in the class effected during the past sixty days: Other than the membership interest transfer described herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Membership Interest Transfer

On December 31, 2025, Mr. Polosukhin transferred all of his membership interests in Blackdragon to Ms. Polosukhina. The transfer was effected for estate and family planning purposes, and no monetary consideration was paid.

Business Advisor Agreement

On November 19, 2025, Mr. Polosukhin entered into a Business Advisor Agreement the Advisor Agreement with SovereignAI Services LLC, a subsidiary of the Issuer. Pursuant to the Advisor Agreement, Mr. Polosukhin provides strategic advice and guidance relating to business operations, growth initiatives, industry trends in the crypto technology sector, marketing to the digital asset ecosystem, third-party vendor and partnership evaluation, and analysis of the Issuers NEAR token treasury strategy. The Advisor Agreement has a two-year term from November 19, 2025, and may be terminated by either party for material breach upon five business days written notice. Mr. Polosukhin serves as an independent contractor under the Advisor Agreement and has no authority to bind the Issuer. The Original Schedule 13D disclosed that Mr. Polosukhin had been appointed to serve as Chair of the Advisory Committee; the Advisor Agreement formalizes such arrangement. A copy of the Advisor Agreement is attached as Exhibit F.

Other than as described herein and in the Original Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented to add the following:

Exhibit D: Joint Filing Agreement among Blackdragon Ventures, LLC, Illia Polosukhin, and Tamara Polosukhina.

Exhibit E: Membership Interest Transfer Agreement

Exhibit F: Business Advisor Agreement dated November 19, 2025, between SovereignAI Services LLC and Illia Polosukhin.

## Signatures
- Blackdragon Ventures LLC: Tamara Polosukhina, Sole Member (02/12/2026)
- Illia Polosukhin: Illia Polosukhin, Individually (02/12/2026)
- Tamara Polosukhina: Tamara Polosukhina, Individually (02/12/2026)